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                                     UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549
                                       Form N-8F

Application for Deregistration of Certain Registered Investment
Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one):

	[ ] Merger

	[X] Liquidation

	[ ] Abandonment of Registration

	(Note: Abandonments of Registration answer only questions
	1 through 15,24 and 25 of this form and complete verification at the end of the form.)

	[ ]    Election of status as a Business Development Company

	(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

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2.	Name of fund:  JPMorgan Securities Lending Collateral
		       Investment Trust

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3.	Securities and Exchange Commission File No.: 811- _21581__

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4.	Is this an initial Form N-8F or an amendment to a previously
	filed Form N-8F?

        [ ] Initial Application	[x] 	Amendment

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5. 	Address of Principal Executive Office (include No. & Street,
	City, State,Zip Code):

		522 Fifth Avenue, New York, NY 10036

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6.	Name, address, and telephone number of individual the
	Commission staff should contact with any questions regarding this form:

		Gregory L. Pickard, Esq., 73 Tremont Street,
		Boston, MA 02108, (617) 557-8826

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7. 	Name, address and telephone number of individual or entity
	responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act
	[17 CFR 270.31a-1, .31a-2]:

		Gregory L. Pickard, Esq., 73 Tremont Street,
		Boston, MA 02108, (617) 557-8826

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

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8.	Classification of fund (check only one):

	[X] 	Management company;

	[ ] 	Unit investment trust; or

	[ ] 	Face-amount certificate company.

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9.  	Subclassification if the fund is a management company
	(check only one):

	[X]    	Open-end 	[ ] 	Closed-end

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10. 	State law under which the fund was organized or formed (e.g.,
	Delaware, Massachusetts):

                                Massachusetts

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11. 	Provide the name and address of each investment adviser of the
	fund (including sub-advisers during the last five years, even if the funds contracts with those advisers have been terminated:

       	J.P. Morgan Investment Management Inc.; 522 Fifth Avenue,
	New York, NY 10036

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12. 	Provide the name and address of each principal underwriter
	of the fund during the last five years, even if the funds contracts with those underwriters have been terminated: N/A

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13.	If the fund is a unit investment trust (UIT) provide:  N/A

	(a)	Depositors name(s) and address(es):

	(b)	Trustees name(s) and address(es):

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14.	Is there a UIT registered under the Act that served as a
	vehicle for investment in the fund (e.g., an insurance company separate account)? N/A

	[ ] Yes	 [X] No

	If Yes, for each UIT state:
	Name(s):

	File No.: 811- __________

	Business Address:

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15.	(a) Did the fund obtain approval from the board of directors
	concerning the decision to engage in a Merger,Liquidation or Abandonment of Registration?

	[X] Yes	[ ] No

	If Yes, state the date on which the board vote took place:

        September 14-15, 2005

	If No, explain:

	(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger,Liquidation or Abandonment of Registration?

	[ ] Yes 	[X] No

	If Yes, state the date on which the shareholder vote took place:

	If No, explain:

	All of the shareholders of the Fund redeemed their investments prior to the Boards approval to close the Fund.

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II.	Distributions to Shareholders


16.	Has the fund distributed any assets to its shareholders in
	connection with	the Merger or Liquidation?

	[X] Yes 	[ ] No

(a)	If Yes, list the date(s) on which the fund made those
	distributions: August 25, 2005

(b)	Were the distributions made on the basis of net assets?

	[x] Yes	 	[ ] No

(c)	Were the distributions made pro rata based on share
	ownership?

	[x] Yes 	[ ] No

(d)	If No to (b) or (c) above, describe the method of
	distributions to shareholders.

	For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:
    	Were any distributions to shareholders made in kind?

	[ ] Yes		[x] No

	If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

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17.	Closed-end funds only:
	Has the fund issued senior securities?

	[ ] Yes 	[ ] No

	If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:


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18.	Has the fund distributed all of its assets to the funds
	shareholders?

	[X] Yes         [ ] No

	If No,

	(a)	How many shareholders does the fund have as of the
		date this form is filed?

	(b)	Describe the relationship of each remaining
		shareholder to the fund:

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19.	Are there any shareholders who have not yet received
	distributions in complete liquidation of their interests?

	[ ] Yes 	[X] No

	If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

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III. 	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is
	filed?

	(See question 18 above)

	[ ] Yes 	[X] No

	If Yes,

	(a)	Describe the type and amount of each asset retained
		by the fund as of the date this form is filed:

	(b)	Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in securities?

	[ ] Yes 	[ ] No

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21.	Does the fund have any outstanding debts (other than face-
	amount certificates if the fund is a face-amount certificate company)or any other liabilities?

	[ ] Yes 	[X] No

	If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or
	other liabilities?

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IV.	Information About Event(s) Leading to Request For
	Deregistration


22.	(a) 	List the expenses incurred in connection with the
		Merger or Liquidation: No expenses were incurred in connection with the Liquidation.

		(i)  Legal expenses:

		(ii)  Accounting expenses:

		(iii) Other expenses (list and identify separately):

		(iv) Total expenses (sum of lines (i)-(iii) above):

	(b)	How were those expenses allocated?

	(c)	Who paid those expenses?

	(d) 	How did the fund pay for unamortized expenses (if any)?

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23.	Has the fund previously filed an application for an order of
	the Commission regarding the Merger or Liquidation?

	[x] Yes 	[ ] No

	If Yes, cite the release numbers of the Commissions notice and order or,if no notice or order has been issued,the file number and date the application was filed: An initial Form N-8F was filed with the Commission on February 13, 2006.

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V. 	Conclusion of Fund Business


24.	Is the fund a party to any litigation or administrative
	proceeding?

	[ ] Yes 	[X] No

	If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:


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25.	Is the fund now engaged, or intending to engage, in any
	business activities other than those necessary for winding up its affairs?

	[ ] Yes 	[X] No

	If Yes, describe the nature and extent of those activities:

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VI. 	Mergers Only

26.	(a) 	State the name of the fund surviving the Merger:

	(b)	State the Investment Company Act file number of
		the fund surviving the Merger: 	811- __________

	(c)	If the merger or reorganization agreement has been filed
		with the Commission,state the file number(s), form type used and date the agreement was filed:

	(d)	If the merger or reorganization agreement has not been
		filed with the Commission,provide a copy of the agreement
		 as an exhibit to this form.

				VERIFICATION

The undersigned states that (i) he has executed this Form N-8F applicationfor an order under section 8(f) of the Investment Company
Act of 1940 on behalf of JPMorgan Securities Lending Collateral Investment Trust, (ii) he is the Assistant Secretary of JPMorgan Securities Lending Collateral Investment Trust, and (iii) all actions by shareholders, directors,and any other body necessary to authorize the undersigned to execute and file this Form N-8Fapplication have been taken.
The undersigned also states that the facts set forth in this Form
N-8F application are true to the best of his knowledge, information, and belief.

	/S/Gregory L. Pickard
	_____________________________________________
	Gregory L. Pickard, Esq., Assistant Secretary